William L. Cole Direct: 314-259-2711 wlcole@bryancave.com

April 7, 2005

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention:    Edward M. Kelly

Senior Counsel

Re:   Leggett & Platt, Incorporated

         Registration Statement on Form S-3

         Filed March 9, 2005

         File No. 333-123213

Dear Mr. Kelly:

We are writing this letter on behalf of Leggett & Platt, Incorporated (the “Registrant”) in response to the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated March 30, 2005 regarding the above-referenced Registration Statement on Form S-3 filed by the Registrant on March 9, 2005 (the “Registration Statement”). Concurrently, we are filing via EDGAR under the Securities Act of 1933, as amended (the “Securities Act”), Pre-Effective Amendment No. 1 to the Registration Statement (“Amendment No. 1”).

This letter sets forth each comment of the Staff in the comment letter (numbered in accordance with the comment letter) and, following each comment, sets forth the Registrant’s response. For the convenience of the Staff, we are enclosing three marked courtesy copies of Amendment No. 1.

1.      We note that Leggett & Platt, Incorporated or Leggett & Platt discloses only general terms and provisions of the securities offered under the registration statement and may describe particular terms and provisions in the prospectus supplement. We reserve the right to review any prospectus supplement filed relating to the securities being offered under the registration statement.

Response: The Registrant acknowledges the reservation of rights by the Staff.

Edward M. Kelly	Bryan Cave LLP

Securities and Exchange Commission

April 7, 2005

2.	If applicable, we would expect any prospectus supplement to provide clear and reasonably detailed disclosure of these items:

•	The nature and scope of any event of default provisions attached to the offered securities, including the specific types of events protected against and the specific types of events not protected against.

•	The material effects of any change in control or poison put provisions.

•	The material effects on Leggett & Platt’s debt securities, including the offered securities, if there is any anti-takeover device relating to Leggett & Platt’s equity securities.

•	In the case of listed securities, whether there is any assurance that the listing will be obtained and, if obtained, whether there is any assurance that an active trading market in the offered securities will develop or continue.

•	The material tax matters relating to the offered securities and the material effects for their holders.

•	Confirmation before the registration statement’s effectiveness that Leggett & Platt will file a tax opinion if securities are offered with original issue discount or other material tax consequences.

•	The current amount of the total indebtedness obligations as of the most recent date practicable and any intent or plan to incur additional indebtedness in the future.

•	Any material risks and the material effects on the offered securities and their holders if Leggett & Platt’s existing credit arrangements contain provisions for interest rate hedging.

•	The potential material effects on the offered securities and their holders if there is a bankruptcy, insolvency, or reorganization.

Response: The Registrant acknowledges the Staff’s comment and will include appropriate disclosures in any prospectus supplement.

3.	Give us a confirmation before the registration statement’s effectiveness that Leggett & Platt will file appropriate opinion(s) of counsel with every takedown from the registration statement. You may file the opinion(s) under Rule 462(d) of Regulation C under the Securities Act or under cover of Form 8-K. See Release No. 33-6174, footnote 47

Response: The Registrant confirms that it will file appropriate opinion(s) of counsel in connection with any takedown.

Edward M. Kelly	Bryan Cave LLP

Securities and Exchange Commission

April 7, 2005

4.	Where the offered securities involve the issuance of a novel or complex security, we may have comments on the disclosure in the prospectus supplement or supplements. For the purchase contracts, if Leggett & Platt would prefer our review of the disclosure in preliminary form rather than in the definitive prospectus supplement, submit the proposed prospectus supplement to us before the intended offering date.

Response: The Registrant appreciates the Staff’s willingness to review disclosures in preliminary form and will consider whether to submit any such disclosures, if it determines to offer securities involving novel or complex features.

Description of Debt Securities, page 6

5.	Provide a brief description in any prospectus supplement of any covenants or provisions in the governing indenture that may afford a debt holder protection if there is a highly leveraged transaction, reorganization, restructuring, merger, or similar transaction involving Leggett & Platt. Otherwise, disclose prominently in any prospectus supplement that the provisions of the governing indenture do not afford holders of the debt securities protection if there is a highly leveraged transaction, reorganization, restructuring, merger, or similar transaction involving Leggett & Platt. Address the applicability of the covenants or provisions and the ability of Leggett & Platt’s board of directors or the trustee to waive the covenants or provisions. Also address whether the covenants or provisions may have limited applicability if there is a leveraged buyout initiated or supported by Leggett & Platt, Leggett & Platt’s management, or any affiliate of Leggett & Platt or management.

Response: Under the caption “Description of Debt Securities — Consolidation, Merger, Conveyance, Sale of Assets and Other Transfers” on page 9, the Registrant includes the following disclosure:

“Unless we specify otherwise in the applicable prospectus supplement, the indenture and the terms of the debt securities will not contain any covenants designed to afford holders of any debt securities protection in a highly leveraged or other transaction involving us, whether or not resulting in a change of control, which may adversely affect holders of the debt securities.”

The Registrant will briefly describe in any prospectus supplement any covenants or provisions in the governing indenture that may afford a debt holder protection if there is a highly leveraged transaction, reorganization, merger or similar transaction involving the Registrant, to the extent not disclosed in the base prospectus. Otherwise, the Registrant will include prominent disclosure, such as that referred to in the preceding paragraph, that the provisions of the governing indenture do not afford such protection, to the extent not disclosed in the base prospectus.

If applicable, the Registrant will also address the applicability of covenants or provisions, and the ability of the Registrant or the trustee to waive any such protective covenants or provisions, and whether they may have limited applicability if there is a leveraged buyout initiated or supported by the Registrant, its management or any affiliate of either of them.

Edward M. Kelly	Bryan Cave LLP

Securities and Exchange Commission

April 7, 2005

6.	If a prospectus supplement relates to debt that includes a term providing for redemption at the option of the holder, give appropriate consideration to whether an offer to purchase under such a term will constitute an issuer tender offer. If so, disclose that the offer will comply with any applicable regulations under the federal securities laws, including Rule 14e-1 under the Exchange Act.

Response: The Registrant will give appropriate consideration as to whether any term described in a prospectus supplement that provides for redemption at the option of the holder would constitute an issuer tender offer. If the Registrant so determines, it will disclose that the offer will comply with the applicable provisions of federal securities laws, including Rule 14e-1 and any other tender offer rules under the Securities Exchange Act of 1934 that may be applicable at the time of redemption of notes, if then required by the applicable rules.

7.	If a prospectus supplement relates to debt that includes a term providing for redemption at the option of the holder or repurchase or acceleration upon the occurrence of a triggering event or failure to maintain a particular financial ratio, provide adequate disclosure of any other liabilities that would have to be repaid and any consents or waivers that would have to be obtained before or concurrently with the triggered debt repurchase, repayment, or acceleration. Disclose any other potential limitations on Leggett & Platt’s financial ability to comply with its obligations arising from such an occurrence.

Response: The Registrant will include appropriate disclosure in any prospectus supplement that relates to debt that includes a term providing for redemption at the option of the holder or repurchase or acceleration upon the occurrence of a triggering event or failure to maintain a particular financial ratio, of any material liabilities that would have to be repaid and any material consents or waivers that would have to be obtained before or concurrently with the triggered debt repurchase, repayment, or acceleration, to the extent not disclosed in the base prospectus. The Registrant will also include disclosure regarding any other material potential limitations on its financial ability to comply with its obligations arising from such an occurrence, to the extent not disclosed in the base prospectus.

The Indentures, page 6

8.	Revise the disclosure that the indentures and not the summaries “define your rights as a holder of our debt securities” that can be read to imply that investors do not have rights under the federal securities laws about the debt securities’ description in the prospectus. Also comply with this comment in the second paragraph on page 20, at the top of page 24, in the last paragraph on page 25, and the second paragraph on page 26 under “Description of Capital Stock, the first paragraph on page 32 under “Description of Depositary Shares,” the last paragraph under “Description of Warrants” on page 35, the last paragraph under “Description of Purchase Contracts” on page 36, the second paragraph under “Description of Units” on page 37, and throughout the prospectus.

Response: The Registrant has revised the disclosure in Amendment No. 1, where appropriate, in response to the Staff’s comment.

Edward M. Kelly	Bryan Cave LLP

Securities and Exchange Commission

April 7, 2005

Description of Warrants, page 35

9.	The disclosure describes warrants that pertain not only to the classes of securities being registered but also to “other securities” that have not been registered under this registration statement. Since all of the underlying classes of securities to which the warrants relate must be identified in the registration statement, revise the disclosure.

Response: The Registrant has revised the disclosure in Amendment No. 1 in response to the Staff’s comment.

Plan of Distribution, page 38

10.	Disclosures refer to the auctioning or remarketing of the securities offered under this prospectus. Depending upon Leggett & Platt’s level of involvement in the reset mechanism, any offers or sales under a reset mechanism may require registration under the Securities Act. Provide us information about the procedures that will be used and the participants in the auction or remarketing, including the role of Leggett & Platt or its affiliates, if any.

Response: The Registrant has no current plans to offer securities that include auction or remarketing features. In the future, if it determines to offer any such securities, it will consider whether any offers or sales under a reset mechanism would require registration under the Securities Act. If it determines that registration is required, it will comply with the registration requirements of the Securities Act.

Exhibit 5.1

11.	Because debt is a contractual obligation and the legality opinion must opine on whether the contract is a legally binding obligation, counsel must opine on the laws of the state governing the indenture. Thus, revise the penultimate sentence on page 3

Response: The legal opinion has been revised and refiled as Exhibit 5.1 in response to the Staff’s comment.

About This Prospectus Supplement; Pricing Supplements, page S-3

12.	We note the disclosure that “If information in this prospectus supplement is inconsistent with the prospectus, this prospectus supplement will apply and will supersede that information in the prospectus.” Since a prospectus supplement may supplement but may not contradict, modify, or replace information in the prospectus, revise.

Response: The Registrant has revised the disclosure in Amendment No. 1 in response to the Staff’s comment.

Foreign Currency Considerations, page S-20

Edward M. Kelly	Bryan Cave LLP

Securities and Exchange Commission

April 7, 2005

13.	Revise the first paragraph’s disclosures to clarify that the prospectus supplement, the accompanying prospectus, and any pricing supplement describe all material risks of an investment in notes denominated in or the payment of which is related to the value of a foreign currency.

Response: The Registrant has revised the disclosure in Amendment No. 1 in response to the Staff’s comment.

* * * *

We appreciate your prompt review and look forward to hearing from you with respect to these comment responses. We have noted the Staff’s request that, at the time of our request for acceleration of effectiveness, we furnish a letter to the Staff setting forth certain acknowledgements and we will do so at that time. If you require any additional information on these matters, or if we can provide you with any other information which will facilitate your continued review of this filing, please advise us at your earliest convenience. You may reach me at 314-259-2711 or R. Randall Wang at 314-259-2149, or either of us by fax at 314-552-2711.

Very truly yours,

/s/ William L. Cole

Enclosures

cc:	Jennifer R. Hardy, Legal Branch Chief
Wendy M. Watson
G. Douglas Johnson